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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	J. Nolan McWilliams

Dietrich King

Re:	GoHealth, Inc.

Registration Statement on Form S-1

Filed June 19, 2020

CIK No. 0001808220

Ladies and Gentlemen:

This letter relates to the Registration Statement on Form S-1 (the “Registration Statement”) of GoHealth, Inc. (the “Company”). Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement. The Company hereby advises the staff (the “Staff”) of the Securities and Exchange Commission that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include the following preliminary estimated financial results for the three months ended June 30, 2020:

“Our results for the three months ended June 30, 2020 are not yet available. Below we have presented preliminary estimated ranges of certain of our financial results for the three months ended June 30, 2020, based solely on preliminary information currently available to management. We have not yet completed our closing procedures for the three months ended June 30, 2020. The preliminary estimated ranges of certain of our financial results set forth below have been prepared by, and are the responsibility of, management and are based on a number of assumptions. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to our results for the three months ended June 30, 2020 and 2019. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our interim period are finalized. You should not place undue reliance on these preliminary estimates. In addition, the preliminary estimated financial results set forth below are not necessarily indicative of results we may achieve in any future period. See “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Cautionary Note Regarding Forward-Looking Statements” for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain of our financial results that are presented below and the actual financial results we will report.

June 26, 2020

The following are preliminary estimates for the three months ended June 30, 2020:

•

Net revenues are expected to be between $                million and $                million, an increase of                % at the midpoint of the range, as compared to $                million for the three months ended June 30, 2019. The estimated increase in net revenues compared to the corresponding period in 2019 is primarily due to                .

•

Total segment profit is expected to be between $                million and $                million, an increase of                % at the midpoint of the range, as compared to total segment profit of $                 million for the three months ended June 30, 2019. The estimated increase in total segment profit compared to the corresponding period in 2019 is primarily due to                .

•

Net loss is expected to be between $                million and $                million, an increase of                % at the midpoint of the range, as compared to net income of $                million for the three months ended June 30, 2019. The estimated decrease in the net income compared to the corresponding period in 2019 is primarily due to                .

•

Commissionable Approved Submissions for the Medicare segments are expected to be between                and                , an increase of                % at the midpoint of the range, as compared to Commissionable Approved Submissions for the Medicare segments of                for the three months ended June 30, 2019. The estimated increase in Commissionable Approved Submissions for the Medicare segments compared to the corresponding period in 2019 is primarily due to                .

•

Adjusted EBITDA is expected to be between $                million and $                million, an increase of                % at the midpoint of the range, as compared to $                million for the three months ended June 30, 2019. The estimated increase in Adjusted EBITDA compared to the corresponding period in 2019 is primarily due to                .

See below for a reconciliation of Adjusted EBITDA to the most directly comparable measure calculated in accordance with GAAP, net income (loss).

June 26, 2020

Three Months Ended June 30,
	2019 Actual (Predecessor Period)	2020 Estimated (Successor Period)
		Low	High
(in millions)
Net income (loss)	$	$	$
Interest expense
Income tax expense (benefit)
Depreciation and amortization expense
EBITDA
Share-based compensation(a)
Change in fair value of contingent consideration liability(b)
Centerbridge Acquisition costs(c)
Severance costs(d)

Adjusted EBITDA	$	$	$

(a)	Represents non-cash share-based compensation expense in connection with profits interests and incentive share units.
(b)	Represents the fair value of the earnout liability due to the predecessor owners of the Company arising from the Centerbridge Acquisition.
(c)	Represents legal, accounting, consulting, and other costs related to the Centerbridge Acquisition.
(d)	Represents costs associated with the termination of employment.

We include Adjusted EBITDA in this prospectus for the reasons as described in “Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data.” Adjusted EBITDA has certain limitations in that it does not reflect all expense items that affect our results. These and other limitations are described in “Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data.” We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We have provided a range for the preliminary results described above primarily because our financial closing procedures for the three months ended June 30, 2020 are not yet complete. As a result, there is a possibility that our final results will vary materially from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges we currently estimate. We undertake no obligation to update or supplement the information provided above until we release our results of operation for the three months ended June 30, 2020 and 2019. Ernst & Young LLP has not audited, reviewed, compiled or performed any procedures with respect to this financial data. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.”

* * *

June 26, 2020

We are respectfully requesting confidential treatment for this letter pursuant to Rule 83 promulgated by the Securities and Exchange Commission, 17 C.F.R. §200.83.

Please do not hesitate to contact me by telephone at (212) 906-1894 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ian D. Schuman

Ian D. Schuman of LATHAM & WATKINS LLP

cc:     (via email)

Clinton P. Jones, Chief Executive Officer, GoHealth Holdings, LLC and GoHealth, Inc.

James A. Sharman, President, GoHealth Holdings, LLC and GoHealth, Inc.

Travis Matthiesen, Chief Financial Officer, GoHealth Holdings, LLC and GoHealth, Inc.

Bradley Burd, Esq., General Counsel, GoHealth Holdings, LLC

Stelios G. Saffos, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Samir A. Gandhi, Esq., Sidley Austin LLP

David Ni, Esq., Sidley Austin LLP